

PRESS RELEASE

Spreadtrum and Zoom Technologies Partner to Pursue Manufacturing and Operator Business for Overseas Markets

In Tandem, Spreadtrum Buys 8.3% Stake in Zoom Technologies

BEIJING, October 26, 2011 -- Zoom Technologies, Inc. (NasdaqCM: ZOOM), a leading China-based manufacturer of mobile phones and related products, today announces that Spreadtrum Communications, Inc. ("Spreadtrum", NasdaqGS: SPRD), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, has partnered with Zoom Technologies to pursue new business opportunities in overseas markets. In tandem, Spreadtrum has purchased an 8.3% stake in Zoom Technologies.

Founded in 2001, Spreadtrum is a fabless semiconductor company based in Shanghai that designs, develops and markets baseband and RF processor solutions for the wireless communications market. Spreadtrum's 2G and 3G RF and baseband chipsets are used extensively by a large number of mobile phone manufacturers who sell to end users in China and overseas markets including Asia, Africa, Central and South America, and the Middle East. With this partnership, Zoom and Spreadtrum will bring together Zoom's design, manufacturing, service and retailing expertise with Spreadtrum's turnkey mobile platform and full technical support to develop business opportunities with ODMs, OEMs and operators in overseas markets that can benefit from a solution that is fully integrated from design to manufacturing and end market service delivery. Zoom anticipates that the new channels may bring an increase to Zoom's manufacturing revenues for 2012.

Dr. Leo Li, Spreadtrum's Chairman and CEO, commented, "We are pleased to be partner with Zoom on international business opportunities where ODMs, OEMs and international operators require turnkey supply chain delivery."

Spreadtrum purchased 1,676,300 newly issued unregistered shares of Zoom common stock at $1.73 per share, which is the average closing price of Zoom for the 20 consecutive trading days from September 20 through October 17, 2011.   Post transaction, Spreadtrum will hold 8.3% of Zoom.   Considered a long-term investment from Spreadtrum, no registration rights or warrants are attached to this purchase of Zoom common stock.

Lei Gu, Chairman and CEO of Zoom Technologies stated: "The partnership with Spreadtrum is a strong vote of confidence in Zoom's business and management as well as our future growth prospects based on our solid performance. We believe this transaction will complement and enhance our strength and capabilities, unleashing benefits of strategic development, bringing long term benefits to both companies".

As part of the transaction, upon closing of the investment Zoom elected Dr. Leo Li to the Board of Directors of Zoom Technologies.

Certain previous investors of Zoom with participation rights also purchased at the same price 15,000 shares in addition to Spreadtrum's investment.

About Zoom Technologies

Zoom Technologies is a holding Company with subsidiaries that engage in the manufacturing, research and development, and sale of electronic and telecommunication products for the latest generation mobile phones, wireless communication circuitry and related software products. Zoom Technologies' subsidiary, Jiangsu Leimone, owns a majority stake of TCB Digital, which offers highly customized and high quality Electronic Manufacturing Service (EMS) for Original Equipment Manufacturer (OEM) customers as well as its Own Brand Manufacturing (OBM) under the ZOOM, LEIMONE and LONGTEL brand names. The Company's products are both exported and sold domestically in People's Republic of China.   Zoom Technologies recently announced the acquisition of 55% of Portables Unlimited LLC, a cellular service and products distributor in the U.S.

About Spreadtrum

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

Zoom Technologies Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" that involve risks and uncertainties. These include statements about our expectations, intentions, plans, objectives, assumptions or future events in which the outcome cannot be assured. You should not place undue reliance on these forward-looking statements. Information concerning factors that could cause our actual results to differ materially from these forward-looking statements can be found in Zoom Technologies' periodic reports filed with the Securities and Exchange Commission. We undertake no obligation to publicly release revisions to these forward-looking statements to reflect future events or circumstances or reflect the occurrence of unanticipated events, unless otherwise required by law.

Investor Contact:
Tina Xiao
Investor Relations Manager
Zoom Technologies, Inc.
+1 917-609-0333
tinaxiao@zoom.com
www.zoom.com

Spreadtrum Safe Harbor Statements

This press release contains 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, Zoom and Spreadtrum's partnership to develop business opportunities in overseas markets and the effectiveness of solutions from Zoom and Spreadtrum to benefit the customers. Spreadtrum uses words like 'believe,' 'anticipate,' 'intend,' 'estimate,' 'expect,' 'project' and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phone; the state of and any change in Spreadtrum's relationship with Zoom Technologies and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum's filings with the U.S. Securities and Exchange Commission (the 'SEC') and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under 'Risk Factors' and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Investor Contact:

Investor Relations

Diana Jovin

Tel: +1 650-308-8148

E-mail: ir@spreadtrum.com